16001670

STATES
IANGE COMMISSION
D.C. 20549

SEC Mail Processing Section
FEB 22 2016
Washington DC
416

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66882

RMS

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E.L.K. Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Skokie Boulevard, Suite 430
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall S. Winters (847) 919-3544
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Randall S. Winters**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **E.L.K. Capital Advisors, LLC**, as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KAREN G BUCKNER
Notary Public - State of Illinois
My Commission Expires Oct 26, 2016

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E.L.K. CAPITAL ADVISORS, LLC
FINANCIAL STATEMENTS AND SCHEDULES
For the Year Ended December 31, 2015

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
E.L.K. Capital Advisors, LLC

We have audited the accompanying financial statements of E.L.K. Capital Advisors, LLC which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. E.L.K. Capital Advisors, LLC management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E.L.K. Capital Advisors, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of E.L.K. Capital Advisors, LLC financial statements. The information is the responsibility of E.L.K. Capital Advisors, LLC management. Our audit procedures included determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 19, 2016
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Cash and cash equivalents	$	63,147
Office furniture and equipment, net of accumulated depreciation of $51,581		3,431
Deposits and other		1,010
	$	67,588

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	16,871
Accrued retirement plan contribution		29,500
Total liabilities		46,371
Stockholder's equity		21,217
Total liabilities and stockholder's equity		67,588

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
December 31, 2015

REVENUES:	
Placement fees	$ 309,738
Advisory fees	50,000
Other income	17,000
Total revenue	376,738
EXPENSES:	
Compensation and benefits	170,210
Communications and data processing	5,305
Occupancy	10,500
Other operating expenses	114,180
Total expenses	300,195
NET INCOME	$ 76,543

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

		2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	76,542
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1,920
Decrease in accounts receivable		399,687
Increase in deposits and other		5,640
Increase in accounts payable and accrued expenses		11,043
Net cash provided by operating activities		494,832
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(1,480)
Net cash used by investing activities		(1,480)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to stockholder		(495,000)
Net cash used by financing activities		(495,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS		168
CASH AND CASH EQUIVALENTS:		
Beginning of year		62,979
End of year		63,147

The accompanying notes are an integral part of these financial statements.

E.L.K. CAPITAL ADVISORS, LLC
STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2015

	Paid In Capital	Retained Earnings	Total
Balance, December 31, 2014	$ 281,000	$ 158,675	$ 439,675
Net income		76,542	76,542
Contributions of capital			
Distributions to stockholder		(495,000)	(495,000)
Balance, December 31, 2015	$ 281,000	$ (259,782)	$ 21,217

E.L.K. CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE 1 -NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: E.L.K. Capital Advisors, LLC (the Company) was organized as an Illinois Limited Liability Company by its sole Stockholder, ELK Investments, Inc., to provide advisory and consulting services related to capital raising activities and mergers and acquisitions for limited partnerships and private equity funds throughout the United States. The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority.

Income Taxes: The Company has elected to be an S corporation under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its stockholder and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a S corporation, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2012.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

The Company maintains its cash and cash equivalents in a high credit quality bank. Balances at times may exceed federally insured limits.

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

NOTE 1 -NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

Property and Equipment: Property and equipment are recorded at cost. Depreciation and amortization is computed using the straight-line method over estimated useful lives of three to seven years.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

Revenue Recognition: Placement fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and management fees earned by a client on funds received from investors introduced by the Company, Other consulting fees are recognized as billed.

NOTE 2 -NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $16,776 which was $11,776 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 2.8 to 1.0.

NOTE 3 -CONCENTRATIONS

Approximately 93% of all revenues earned during 2015 were from three customers.

NOTE 4 -EMPLOYEE BENEFIT PLAN

The Company maintains a profit sharing and 401(k) plan covering all eligible employees. The plan provides for both discretionary profit sharing contributions and safe harbor matching contributions by the Company as annually determined by its Stockholder. Employer contributions for 2015 amounted to $29,500.

NOTE 5 -LEASES

During 2015, the Company leased office premises under operating leases and received sublease income from a registered rep. The Company's commitment under its office premises leases at December 31, 2015 is approximately the following:

2016	$6,000

Rent expense, net of sublease income of $10,000 for 2015 was approximately $10,500.

E.L.K. CAPITAL ADVISORS, LLC

Supplementary Information
Pursuant to Rule 17(a)-S of the
Securities Exchange Act of 1934

December 31, 2015

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

E.L.K. CAPITAL ADVISORS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

December 31, 2015

Net Capital	
Total stockholder's equity qualified for net capital	$ 21,217
Deduction for non-allowable assets:	
Deposits and other assets	(1,009)
Office furniture and equipment	(3,432)
Net capital before haircuts	16,776
Less haircuts	-
Net capital	16,776
Minimum net capital required	5,000
Excess net capital	11,776
Aggregate Indebtedness:	
Liabilities	46,371
Minimum net capital based on aggregate indebtedness	3,093
Ratio of aggregate indebtedness to net capital	2.76 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORMX-17A-5 AS OF DECEMBER 31, 2015

There is no significant difference between net capital as reported in the amended FOCUS Part IIA and net capital as reported above.

E.L.K. CAPITAL ADVISORS, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSIONRULE 15c3-3
DECEMBER 31, 2015

The Company is not required to file the above schedules pursuant to Securities and Exchange Commission Rule l5c3-3 paragraph (k)(2)(i).

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
E.L.K. Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) E.L.K. Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which E.L.K. Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) E.L.K. Capital Advisors, LLC stated that E.L.K. Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. E.L.K. Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about E.L.K. Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 19, 2016
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

E·L·K CAPITAL ADVISORS, LLC

January 7, 2016

BROKER DEALER ANNUAL EXEMPTION REPORT

E.L.K. Capital Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(i) of the Rule.

E.L.K. Capital Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2015 without exception.

Randall S Winters

President

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*******2466*********************MIXED AADC 220
066882 FINRA DEC
E L K CAPITAL ADVISORS LLC
40 SKOKIE BLVD STE 430
NORTHBROOK IL 60062-1614

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Randall S. Winters (847) 919-3544

2. A. General Assessment (item 2e from page 2)		$ 941.84
B. Less payment made with SIPC-6 filed (exclude interest) 7/22/15 ck3155 (Date Paid)		(109.81)
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		832.03
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

E.L.K. Capital Advisors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 20 day of January, 2016

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 376,737
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	376,737
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 376,737
2e. General Assessment @ .0025	$ 941.84

(to page 1, line 2.A.)